                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549



                              FORM 11-K


[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES AND EXCHANGE ACT OF 1934

               For the plan year ended December 31, 1995

                                  OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES AND EXCHANGE ACT OF 1934


             For the transition period from _____ to _____


                   Commission file number 33-88010



                         WICKES LUMBER COMPANY
                     RETIREMENT SAVINGS PLUS PLAN
                          (file title of plan)



                         WICKES LUMBER COMPANY
                           706 Deerpath Drive
                     Vernon Hills, Illinois 60061


(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

Wickes Lumber Company
Retirement Savings Plus Plan

Table of Contents

                                                                     Page(s)

Report of Independent Accountants                                      1

Financial Statements:
   Statement of Net Assets Available for Plan Benefits
     as of December 31, 1995                                           2

   Statement of Net Assets Available for Plan Benefits
     as of December 31, 1994                                           3

   Statement of Changes in Net Assets Available for Plan Benefits
     for the year ended December 31, 1995                              4

   Notes to Financial Statements                                    5-12

Supplemental Schedules:
   Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1995                                       13-14

   Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1995                             15





Note: Supplemental schedules required by the Employee Retirement
      Income Security Act of 1974 that have not been included herein are not applicable to the Plan.

Report of Independent Accountants


To the Trustees
Wickes Lumber Company Retirement Savings Plus Plan
Vernon Hills, Illinois

We have audited the accompanying statements of net assets available for benefits of the Wickes Lumber Company Retirement Savings Plus Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relations to the basic financial statements taken as a whole.



Chicago, Illinois
June 17, 1996

Wickes Lumber Company
Retirement Savings Plus Plan

Statement of Net assets Available for Plan Benefits with Fund Information
December 31, 1995

                                                      Fixed        Equity       Equity    Fidelity   Company
                                           Loan        Rate        Income       Growth    Balanced    Stock
                                           Fund        Fund         Fund         Fund       Fund      Fund       Total


Assets:
Receivables:
Employer contributions                             $    (4,408)  $      314  $       398  $    184  $  (649)  $   (4,161)
Employee contributions                                    7,121       3,518        2,251       940   (1,160)      12,670
Interest                                                174,349          52          147        18   (4,335)     170,231
Interfund receivable (payable)                        (454,549)     148,719      276,565     4,684    24,581
                                                     ----------   ---------     --------    ------   -------    --------
Total Receivables                                     (277,487)     152,603      279,361     5,826    18,437     178,740


Investments at fair value:

Interest-bearing cash                                 1,727,491      46,739       81,471     8,982    19,277   1,883,960
Registered investment entities                                    6,534,980   17,940,321   486,791            24,962,092
Company Stock                                                                                        314,820     314,820
Participant loans                     $1,869,863                                                               1,869,863
                                       ---------     ---------    ---------  ----------  --------   --------  ----------
                                       1,869,863     1,727,491    6,581,719   18,021,792   495,773   334,097  29,030,735

Investments at contract value:

Investment contracts                                 28,977,147                                                28,977,147
Contracts with insurance companies                   16,386,514                                                16,386,514
                                        ---------    ----------   ---------   ----------  --------   --------  ----------
Total investments                       1,869,863    47,091,152    6,581,719   18,021,792   495,773   334,097  74,394,396
                                        ---------    ----------    ---------   ----------  --------   -------  ----------
Net assets available for plan benefits $1,869,863  $ 46,813,665  $ 6,734,322 $ 18,301,153 $ 501,599 $ 352,534 $74,573,136
                                        =========    ==========    =========   ==========  ========   =======  ==========

[FN]
The accompanying notes are an integral part of the financial statements

Wickes Lumber Company
Retirement Savings Plus Plan

Statement of Net assets Available for Plan Benefits with Fund Information
December 31, 1994

                                                      Fixed       Equity      Equity     Fidelity  Company
                                          Loan        Rate        Income      Growth     Balanced   Stock
                                          Fund        Fund         Fund        Fund        Fund      Fund       Total


Assets:
Receivables:

Employer contributions                             $    324,552 $    56,904 $    109,432 $   5,557 $  (2,792) $   493,653
Employee contributions                                   11,573     (4,216)        3,687     1,751                 12,795
Interest                                                117,049          81          143        19        13      117,305
Interfund receivable (payable)                          (35,171)    (11,040)     (34,452)    16,257    64,406
                                                      ----------   ---------     --------    ------   -------    --------
Total Receivables                                       418,003      41,729       78,810    23,584     61,627     623,753


Investments at fair value:

Interest-bearing cash                                 3,709,609      47,504       72,712     7,815     4,773    3,842,413
Bank Investment contract                              3,224,633                                                 3,224,633
Registered investment entities                                    4,689,912   11,634,918   232,991             16,557,821
Company Stock                                                                                        180,503      180,503
Participant loans                      $1,844,879                                                               1,844,879
                                        ---------    ----------   ---------   ----------   -------   -------   ----------
                                        1,844,879     6,934,242   4,737,416   11,707,630   240,806   185,276   25,650,249

Investments at contract value:

Investment contracts                                 22,105,995                                                22,105,995
Contracts with insurance companies                   20,243,722                                                20,243,722
                                        ---------    ----------   ---------   ----------   -------   -------   ----------
Total investments                       1,844,879    49,283,959   4,737,416   11,707,630   240,806   185,276   67,999,966
                                        ---------    ----------   ---------   ----------    ------   -------   ----------
Net assets available for plan benefits $1,844,879  $ 49,701,962 $ 4,779,145 $ 11,786,440 $ 264,390 $ 246,903  $68,623,719
                                        =========    ==========   =========   ==========   =======   =======   ==========

[FN]
The accompanying notes are an integral part of the financial statements

Wickes Lumber Company
Retirement Savings Plans

Statement of Changes in Net Assets Available for Plan Benefits with Fund
Information for the year ended December 31, 1995

                                                    Fixed         Equity        Equity      Fidelity      Company
                                        Loan         Rate         Income        Growth      Balanced      Stock
                                        Fund         Fund          Fund          Fund         Fund        Fund          Total


Additions:

Employer contributions (noncash                   $   924,417   $   225,290   $   431,519  $   45,521    $ 434,378    $  2,061,125
$411,750)
Employee contributions                              2,469,099       656,267     1,288,675     149,695       98,630       4,662,366
Rollovers                                              17,928        16,753        13,564       8,840       15,178          72,263
Interest income                                     3,375,016         1,865         3,738         594        1,609       3,382,822
Interest on participant loans                          78,463        15,108        29,560       1,110          651         124,892
Net depreciation in the fair value
 of investments                                                                                           (534,522)       (534,522)
Net gain from registered investment
entities                                                          1,537,291     4,379,262      50,912                    5,967,465
                                                    ---------     ---------     ---------     -------     ---------    -----------
Total additions:                                    6,864,923     2,452,574     6,146,318     256,672       15,924      15,736,411
                                                    ---------     ---------     ---------     -------     ---------    -----------

Deductions:
Payments to participants             $  280,096     6,884,664       590,185     1,671,375      37,930       69,550       9,533,800
Administrative expenses                               192,256        15,411        31,961       4,020        9,546         253,194
                                      ---------     ---------     ---------     ---------     -------     ---------    -----------
Total deductions                        280,096     7,076,920       605,596     1,703,336      41,950       79,096       9,786,994
                                      ---------     ---------     ---------     ---------     -------     ---------    -----------
Loans to participants                 1,049,253     (645,701)     (115,556)     (270,804)     (10,077)      (7,115)

Loan repayments                        (744,173)      476,547        80,827       176,747       6,278        3,774

Net transfers among funds                         (2,507,146)       142,928     2,165,788      26,286      172,144
                                      ---------    ---------      ---------     ---------     -------     ---------    -----------
Net increase in plan assets              24,984   (2,888,297)     1,955,177     6,514,713     237,209      105,631       5,949,417

Net assets available for plan
 benefits, beginning of year          1,844,879    49,701,962     4,779,145    11,786,440     264,390      246,903      68,623,719
                                      ---------     ---------     ---------     -------     ---------     ---------    -----------
Net assets available for plan
benefits end of year                 $1,869,863   $46,813,665   $ 6,734,322   $18,301,153  $  501,599   $  352,534    $ 74,573,136
                                      ==========   ==========     =========   ===========     =======      =======      ==========


[FN]

The accompanying notes are an integral part of the financial statements.

Wickes Lumber Company
Retirement Savings Plus Plan

Notes to Financial Statements

1. Description of the Plan

   The following description of the Wickes Lumber Company Retirement Savings Plus Plan (the "Plan") provides only general information. Reference should be made to the plan document for a more complete description of the Plan's provisions.

   The Plan is designed to encourage and assist eligible employees of Wickes Lumber Company (the "Company") to adopt a regular program of savings to provide additional security for their retirement. There were 3,243 and 3,427 employees participating in the Plan at December 31, 1995 and 1994, respectively.



2. Summary of Significant Accounting Policies

   The financial statements of the Plan have been prepared using the accrual basis of accounting and are in accordance with generally accepted accounting principles.

   The significant accounting policies followed by the Plan are summarized as follows:

    a. Valuation of Investments

        Investments in securities and registered investment entities are stated at fair value based on published market quotations in an active market except for short-term securities and guaranteed group annuity contracts, which are recorded at their contract value, which represents contributions and reinvested income less withdrawals.

     b. Investment Transactions and Investment Income

        Investment transactions are accounted for on the dates purchases or sales are executed. Dividends are recognized as income on the ex-dividend date and interest is accrued as earned.

        The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

     c. Allocation to Participants' Accounts

        Investment income and realized and unrealized investment gains or losses applicable to participants' investments are allocated based on the ratio of the individual participant's equity in the fund to total fund equity as of the respective valuation date.

     d. Expenses

        Certain investment expenses are paid by the Plan. For the year ended December 31, 1995 these expenses totaled $253,194. Prior to January 1, 1995 most expenses relating to the administration of the Plan were paid by the Company.

     e. Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statement and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


 3. Contributions

   Under the terms of the Plan, subject to certain limitations, each participant can contribute between 2% and 8% of eligible pay through salary reduction on a before-tax basis and between 1% and 15% of pay though a payroll deduction on an after-tax basis. The total before-tax and after-tax contributions cannot exceed 15% of pay. Participants may elect to change their contribution percentages on January 1, April 1, July 1 or October 1 of any year. The contributions actually made by participants and the Company may not cause the Plan to violate the limitations on contributions to defined contribution plans as set forth in Section 415 of the Internal Revenue Code of 1986 (the Code). The Code also imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 1995, a participant's before-tax contribution was limited to $9,240.

   The Plan provides that the Company contribute: (a) a matching amount equal to 50% of the first 5% of compensation contributed by each participant as before-tax contributions and any after-tax contributions which are deemed to be before-tax contributions as defined in the Plan, but the contribution cannot exceed 5% of the participant's pay; prior to September 1, 1994 the matching amount was 25% of the first 5% of compensation contributed on an actual or deemed before-tax basis; (b) a "floor" contribution to eligible participants equal to 1% of their compensation up to the social security wage base plus 2% of their compensation over the social security wage base; effective September 1, 1994 the floor contribution was discontinued; and (c) a "Supplemental Contribution" as defined in the Plan. In addition, the Company may make an additional "Profit Sharing Bonus Contribution" in an amount, as determined by the Board of Directors, up to 50% of the amount of matching contributions. Effective September 1, 1994, the Company may make a discretionary profit sharing bonus contribution in an amount determined by the Board of Directors in the form of cash or company common stock.


4. Vesting and Forfeitures

   The participants' before-tax and after-tax contribution accounts are fully vested and nonforfeitable at all times. The participants' company contribution account becomes 50% vested after two years of credited service, 75% vested after three years of credited service and 100% vested after four years of credited service. The participants' company contribution account also becomes fully vested upon (a) attainment of age 65, (b) total and permanent disability, (c) death or
   (d) termination of the Plan. An employee earns a year of credited service for each year of employment with the employer or any other member of the group.

   Terminated participants forfeit any nonvested portions of the employer's contributions at the date of termination. These forfeited amounts are applied to reduce the employer matching contributions or used to restore forfeited accounts. Total forfeitures approximated $43,000 and $30,000 during 1995 and 1994, respectively.

5. Distributions and Withdrawals

   Distributions are made to a participant (or elected beneficiaries) in a single distribution. Distributions must be made not later than the 60th day after the later of the close of the plan year in which:

     a. The participant terminates his/her employment with all employers (as defined in the Plan) and their affiliates and elects distribution, or

     b. The participant reaches age 65 after termination.

   In all cases, payments of minimum distributions must be made by the April 1 following the year in which the participant reaches 70 1/2 even if he has not retired.


6. Withdrawals and Loans to Participants

   Participants may make one withdrawal in any 12-month period from their after-tax account including any related earnings. Funds from before-tax savings accounts can only be withdrawn once in any six-month period in the event of a severe financial hardship and only for the amount needed to cover the financial emergency. Once in any 12-month period a participant who has reached age 59 1/2 may withdraw all of any part of his vested account.

   Participants may obtain loans from their employee contribution account. Participants can borrow up to 1/2 of the value of their employee contribution account not to exceed $50,000 less the highest outstanding loan balance from the previous twelve months. The minimum loan amount is $1,000. The term of the loan can be up to five years unless the loan is for the purchase of a principal residence, in which case the term can be up to twenty years. Interest rates are based on the prime interest rate set by a national commercial banking institution.

7. Investment Elections

   Participants have the option of investing their before-tax, after-tax and matching contributions, in increments of 5% (prior to January 1, 1995 increments of 25%), in one or more of the funds listed below. A brief description of each fund follows:

      a. Fixed Rate Fund - This fund is invested primarily in money market instruments, contracts with insurance companies (guaranteed insurance contracts) and synthetic guaranteed investment contracts. Interest earned is a blend of the rates.

      b. Equity Income Fund - This fund is invested primarily in common stocks that have historically produced dividends. Dividend yield will vary depending on the securities held in the portfolio.

      c. Equity Growth Fund - This fund is invested primarily in a registered investment entity which invests in a variety of common stocks. The stocks purchased by the fund are expected to appreciate in value because of their high growth profile.

      d. Fidelity Balanced Fund - This fund is invested primarily in common and preferred stocks and bonds.

      e. Company Stock Fund - This fund is invested in the common stock of the Company.

    None of the foregoing funds guarantees a return to the participant. Dividend and interest income received on investments in each fund are reinvested in the same fund.

    Floor contributions, supplemental contributions and profit sharing bonus contributions shall be invested in the fixed rate fund prior to August 31, 1994. Effective September 1, 1994 employees have the option to transfer investments of profit sharing, supplemental and floor contributions that are not currently restricted by the Plan.

    Any discretionary profit sharing bonus contribution in the form of Company Common Stock shall be invested in the Company Common Stock Fund and is restricted until the end of the Plan year in which it was contributed.

    Prior to January 1, 1995, the Company Common Stock Fund was not participant directed and consisted of the discretionary profit sharing bonus contribution in the form of Company Common Stock. Effective January 1, 1995 participants had the option of investing their before-tax, after-tax and matching contributions into this fund in increments of 5%. However, the discretionary profit sharing contribution was restricted to this fund until December 31, 1995 when the entire balance of this fund became participant directed. The participant directed and nonparticipant directed net assets and changes in net assets have been combined on these financial statements.

    A participant may elect to change his/her investment election and/or to transfer, between funds, all or a part, in multiples of 5% (prior to January 1, 1995 in multiples of 25%,) of his/her employee contribution account and company contribution account on a monthly basis.


 8. Federal Income Taxes

    The Internal Revenue Service (IRS) has determined and informed the Company by letter dated May 24, 1995, indicating that the Plan including all amendments adopted on December 22, 1994 is qualified and the trust established under the Plan is tax-exempt as designed in accordance with the applicable sections of the Internal Revenue Code. The plan adminstrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue
    Code. Further, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1995.


 9. Investments

    The following investments represent 5% or more of the assets of the Plan at December 31, 1995 and 1994:

                                             1995              1994


Short-term Liquid Reserve Fund                            $  3,842,373

Hartford Life Insurance Co., GA 5197                         5,313,616

Fidelity Equity Income Fund             $  6,534,980         4,689,912

Fidelity Magellan Fund                    17,940,321        11,634,918

Banker's Trust Managed Synthetic
  Guaranteed Investment Contract          12,265,056


10. Benefit Claims Payable and Difference in Value of Certain Investment
    Contracts

    Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan but have not yet been disbursed as of the last day of the plan year and the difference between contract value and fair value for fully benefit responsive investment contracts held by banks, which are stated at fair value in the Form 5500, since they do not qualify for contract value reporting in the Form 5500, are stated at contract value in the financial statements, are as follows:


                                                      1995                1994
Statements of net assets
  available for plan benefits:
Net assets per Form 5500                        $ 74,111,198        $ 68,132,357
Plus: Benefit claims payable                         961,134             491,362
Less: Difference between Fair Value and
 Contract Value of certain investment contracts      499,196
                                                  ----------          ----------
Net assets per Statement of Net Assets
  Available for Plan Benefits                   $ 74,573,136        $ 68,623,719
                                                ============        ============

   Statements of changes net assets
           available for plan benefits:
    Net increase as reported on Form 5500                            $ 5,978,841
    Less: Distributions payable to terminated
              employees - beginning of year                              491,362
    Add:  Distributions payable to terminated
              employees - end of year                                    961,134
    Less: Difference between Fair Value and Contract
              Value of certain investment contracts                     499,196
                                                                      ---------
   Net increase as reported in
            financial statements                                    $ 5,949,417
                                                                    ===========

11. Termination of the Plan

    Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time for any reason, subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts and entitled to a distribution.

12. Concentration of Credit Risk

    Certain investments in financial instruments potentially subject the Plan to concentrations of credit risk. The financial instruments consist of investment contracts with insurance companies and other financial institutions, interest bearing cash, shares of registered investment companies, and shares of common stock. The Company does not anticipate any adverse effect of its financial position resulting from its investment in these instruments. No collateral or other security is required by the Trustee to collateralize these financial instruments.

13. Investment and Insurance Contracts

    The fair value of the insurance and investment contracts (including accrued interest) at December 31, 1995 was $46,715,000. The average yield of assets on December 31, 1995 was 6.88% and the return on assets (crediting interest rate) for the year ended December 31, 1995 was 7.02%. There are no reserves against contract values for credit risk of contract issuers or otherwise. Comparable duration Wall Street Journal GIC Index rates were used as the discount factor within the discounted cash flow formula to arrive at the above aggregate fair value. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the insurance and investment contracts.

    The Fixed Rate Fund contains an indexed managed synthetic GIC. This is a portfolio of securities owned by the Fund with a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract amortizes market value gains and losses over the duration of the portfolio assuring that book-value, benefit-responsive payments can be made for participant withdrawals. The crediting rate on the managed synthetic resets periodically and will have an interest rate of no less than 0%.

    In the absence of an actively traded market, discounted cash flows are only an estimate of the contract's economic value. These values are not a useful value for participant statement purposes nor are they representative of the value which may be received from these contracts in either a participant disbursement or an early termination of the contract.

    Certain employer initiated events (e.g., layoffs, bankruptcy, store closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

 SUPPLEMENTAL SCHEDULES

 Wickes Lumber Company
 Retirement Savings Plus Plan

 Item 27a - Schedule of Assets Held for Investment Purposes
 December 31, 1995

                                                                                                          (e)
                                                                                                        Current/
(a)                   (b)                                  (c)                            (d)           Contract
                Identity of Issue                Description of Investment                Cost           Value

    Fixed Rate Fund:
     Short Term Fund:
     Liquid Reserve Fund-Commingled
          Employee Benefit Trust                 Money Market, 5.91%                 $  1,727,491     $  1,727,491

    Insurance Policies:
     Hartford Life Insurance Co.                 Guaranteed Annuity Contract,
       Contract #GA 5197                          9.27% due 8/12/96                     1,795,185        2,903,094

     Metropolitan Life Insurance Co.             Guaranteed Annuity Contract,
       Contract 18565B                            6.60%                                 1,682,435        1,682,435

     Metropolitan Life Insurance Co.             Guaranteed Annuity Contract,
       Contract 18572B                            7.25%                                 2,181,051        2,181,051

     Provident National Assurance Co.            Guaranteed Annuity Contract,
       GIC #027-05082                             7.83%, due 3/15/96                    1,388,047        1,388,047

     Travelers Insurance Co.                     Guaranteed Annuity Contract,
       Contract #GR15836                          8.65 due 5/1/96                       2,000,000        2,940,353

     Peoples Security                            Guaranteed Annuity Contract,
       Contract #BDA 00447                        7.44%, due 9/15/99                    3,291,534        3,291,534

     New York Life Insurance Co.                 Guaranteed Annuity Contract,
       Contract #30256                            7.22%, due 9/15/2000                  2,000,000        2,000,000

    Investment contracts:
     Banker's Trust Managed Benefit              Managed Synthetic Guaranteed
       Securities Investment Contract             Investment Contract, Various
                                                  Indexed Bond Funds                   12,265,056       12,265,056
     Banker's Trust Benefit Accessible
       Securities Investment Contract            Buy/hold synthetic,
       #95-814, FLMTZ 94-L                        Guaranteed Investment Contract        2,987,813        2,990,683

     Banker's Trust Benefit Accessible
       Securities Investment Contract            Buy/hold synthetic
       #95-838, FHLMC, 1712 PE                    Guaranteed Investment Contract        1,975,911        1,977,564

     Transamerica Life Insurance and Annuity
       Company Contract #78511                   Buy/hold synthetic
       FHLMC 1661 PE                               Guaranteed Investment Contract       1,878,125        1,906,639

     Transamerica Life Insurance and Annuity
       Company Contract #76514                   Buy/hold synthetic
       FHLMC 1704 PE                               Guaranteed Investment Contract        2,854,219       2,884,895

     Transamerica Life Insurance and Annuity
       Company Contract #76508                   Buy/hold synthetic
       FNMA 1994 34PD                             Guaranteed Investment Contract         1,945,000       1,961,883

     Provident Life and Accident Insurance
       Company Contract #630-05587                Buy/hold synthetic
       FHLMC 1602 CL-PD                            Guaranteed Investment Contract        2,501,172       2,497,088

     Provident Life and Accident Insurance
       Company Contract #630-05642                Buy/hold synthetic
       FNMA 1994-010                               Guaranteed Investment Contract        2,497,266       2,493,339
                                                                                        ----------      ----------
                 Total Fixed Rate Fund                                                  44,970,304      47,091,152
                                                                                        ----------      ----------
                                          13

    Equity Income Fund:
    Short-Term Fund:
     Liquid Reserve Fund - Commingled
       Employee Benefit Trust                     Money Market, 4.83%                $      46,739    $     46,739

    Mutual Fund:
     Fidelity Equity Income Fund                  Registered Investment Entity           5,441,567       6,534,980
                                                                                        ----------      ----------
         Total Equity Income Fund                                                        5,488,315       6,581,719
                                                                                        ----------      ----------
    Equity Growth Fund:
    Short-Term Fund:
     Liquid Reserve Fund - Commingled
       Employee Benefit Trust                     Money Market, 5.91%                $      81,471    $     81,471

    Mutual Funds;
     Fidelity Magellan Fund                       Registered Investment Entity          14,067,703      17,940,321
                                                                                        ----------      ----------
         Total Equity Growth Fund                                                       14,149,174      18,021,792
                                                                                        ----------      ----------
    Fidelity Balanced Fund:
    Short-Term Fund:
     Liquid Reserve Fund - Commingled
       Employee Benefit Trust                     Money Market, 5.91%                        8,982           8,982

     Mutual Funds:
       Fidelity Balanced Fund                     Registered Investment Entity             460,880         486,791
                                                                                        ----------      ----------
         Total Fidelity Balanced Fund                                                      469,862         495,773
                                                                                        ----------      ----------
    Company Stock Fund:
    Short-Term Fund:
     Liquid Reserve Fund - Commingled
       Employee Benefit Trust                     Money Market, 5.91%                       19,277          19,277

    Retail Sales:
     Wickes Lumber Co.                            Company Stock, 62,964 shares             518,573         314,820
                                                                                        ----------      ----------
         Total Company Stock Fund                                                          537,850         334,097
                                                                                        ----------      ----------
    Loan Fund:
    Participant Loans                             Participant Loans, 6%-11%                              1,869,863
                                                                                                        ----------
         Total Loan Fund                                                                                 1,869,863
                                                                                        ----------      ----------
         Total Investments                                                           $  65,615,505    $ 74,394,396
                                                                                        ==========      ==========


Wickes Lumber Company
Retirement Savings Plus Plan

Item 27d - Schedule of Reportable Transactions
December 31, 1995

Individual Transactions


(a)           (b)                (c)           (d)         (e)      (f)        (g)            (h)        (i)
         Description of       Purchase       Selling      Lease   Expense    Cost of        Current      Net
             Asset              Price         Price      Rental   Incurred    Asset          Value       Gain


     Liquid Reserve Fund
       Commingled
       Employee Benefit
       Trust                 $ 10,277,004                                   $ 10,277,004  $ 10,277,004

                                          $ 10,825,165                        10,825,165    10,825,165

     Banker's Trust
       Managed Benefit
       Accessible Securities
       Investment Contract     10,825,165                                     10,825,165    10,825,165


Series of Transactions

                                                               Number     Number
                                                                 of         of                              Net Gain
    Identity of Issue             Description of Asset        Purchases   Sales     Purchases     Sales     or (Loss)


Fixed Rate Fund:

  Liquid Reserve Fund      Commingled Employee Benefit Trust        98             $26,549,928
  Liquid Reserve Fund      Commingled Employee Benefit Trust                 48                $28,532,045
  Banker's Trust           Managed Synthetic Guaranteed              8              12,265,056
   Investment Contract       Investment Contract. Various
                             Indexed Bond Funds

Equity Income Fund:
  Liquid Reserve Fund      Commingled Employee Benefit Trust        81               1,469,033
  Liquid Reserve Fund      Commingled Employee Benefit Trust                 53                  1,469,797

Equity Growth Fund:
  Liquid Reserve Fund      Commingled Employee Benefit Trust        87               4,242,742
  Liquid Reserve Fund      Commingled Employee Benefit Trust                 53                  4,233,983
  Fidelity Magellan Fund   Registered Investment Entity             21               4,610,511
  Fidelity Magellan Fund   Registered Investment Entity                      14                  1,676,246    $346,327


Fidelity Balanced Fund
  Liquid Reserve Fund      Commingled Employee Benefit Trust        77                 270,238
  Liquid Reserve Fund      Commingled Employee Benefit Trust                 53                    269,071

Company Stock Fund
  Liquid Reserve Fund      Commingled Employee Benefit Trust        80                 477,202
  Liquid Reserve Fund      Commingled Employee Benefit Trust                 50                    462,698

                                            15

                           REQUIRED INFORMATION

The Wickes Lumber Company Retirement Savings Plus Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.


                            ADDITIONAL EXHIBIT

               Exhibit
               -------

                  B     Consent of Coopers and Lybrand, LLP


                                SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                    WICKES LUMBER COMPANY
                                  RETIREMENT SAVING PLUS PLAN
                                  ---------------------------
                                        (Name of Plan)

Date: June 27, 1996


                               By :  / s / George A. Bajalia
                                     ----------------------------
                                       George A. Bajalia
                                       Co-Administrator of the Plan


                               By :  / s / Trevor Dignall
                                     ----------------------------
                                       Trevor Dignall
                                       Co-Administrator of the Plan


                                By :  / s / George Finkenstaedt
                                      ---------------------------
                                        George Finkenstaedt
                                        Co-Administrator of the Plan

                                                                     EXHIBIT B

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the previously filed Registration Statement on Form S-8 (No. 33-88010) of the Wickes Lumber Company of our report dated June 17, 1996 appearing on page 1 of this Annual Report on Form 11-K of the Wickes Lumber Company Retirement Savings Plus Plan for the year ended December 31, 1995.



Cooper & Lybrand L.L.P.
Chicago, Illinois
June 28, 1996